KNIGHTSWAN ACQUISITION CORP.

99 Wall Street, Suite 460

New York, New York 10005

January 18, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Ambrogi

Re:	KnightSwan Acquisition Corporation

Registration Statement on Form S-1

Filed December 22, 2021, as amended

File No. 333-261856

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of KnightSwan Acquisition Corporation (the “Company”) be accelerated to 4:00 p.m. Eastern Time on January 20, 2022, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

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Very truly yours,

By:	/s/ Matthew McElroy
Name: Matthew McElroy
Title: Chief Financial Officer

[Signature Page to Acceleration Request— KnightSwan Acquisition Corporation]